

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2011

Via E-Mail

Lance B. Rosemore
Chairman of the Board of Trust Managers, President,
Chief Executive Officer, Secretary and Trust Manager
PMC Commercial Trust
17950 Preston Road
Suite 600
Dallas, TX 75252

> **Re:** **PMC Commercial Trust**
> **Form 10-K**
> **Filed March 16, 2011**
> **File No. 001-13610**

Dear Mr. Rosemore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management.s Discussion and Analysis of Financial Condition …, page 24

1.   We note your disclosure on page 24 that you have experienced an increase in REO and foreclosure proceedings. To the extent that real estate owned becomes a material portion of your total assets in future reporting periods, please provide operating data for such properties, including lease expiration schedules and rental and occupancy rates.

Sources and Uses of Funds, page 45

Liquidity Summary, page 45

2.   We note your disclosure that you cannot access debt capital through warehouse lines, securitization issuances or trust preferred issuances. Please elaborate on this in future Exchange Act periodic reports to explain why these sources are not available.

3.   In future Exchange Act periodic reports, please expand this disclosure to cover cash flows from anticipated loan maturities and repayments in the current fiscal year and, if relevant to your liquidity, the amount of unencumbered assets as of the end of the reporting period available to secure additional financing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stacie Gorman at (202)551-3585 or Tom Kluck, Legal Branch Chief, at (202) 551-3233with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief